APPENDIX A: DIRECTORS AND OFFICERS

<u>**CONFIDENTIAL**</u>

<u>**BAD ACTOR QUESTIONNAIRE**</u>

<u>Lifeblink, Incorporated</u>

(the "**Company**" or the "**Issuer**")

Rule 506 & 503 Disqualification Event Questionnaire

NAME: <u>Dave Girgenti</u>

DATE: <u>April 29, 2016</u>

This Questionnaire is being furnished to you to obtain information in connection with an offering (the "**Offering**") of securities by Company identified above, under Rule 506 of the Securities Act of 1933 (the "**Securities Act**") and Rule 503 of Regulation Crowdfunding. As used in this Questionnaire, "you" also refers to any entity on whose behalf you are responding.

Important Note: *Please answer every question.   If the Company has completed portions of the Questionnaire on your behalf, please confirm the accuracy of that information*. If your answer to a question is "Yes," please provide details in the explanation. Unless otherwise stated, your answers should be given as of the date you sign the Questionnaire. Please note that certain questions are necessarily broad in scope, so if you have doubts regarding whether something should be included in your response please err on the side of over-inclusion. The Company may have additional follow-up questions for you in connection with the Offering.

THE EXISTENCE AND CONTENTS OF THE QUESTIONNAIRE, AS WELL AS YOUR ANSWERS AND ALL NOTES AND DRAFTS PREPARED BY YOU, ARE CONSIDERED EXTREMELY CONFIDENTIAL AND PROPRIETARY BY THE COMPANY AND SHOULD BE TREATED ACCORDINGLY.

This Questionnaire must be completed by the following persons:

- The Company
- Any predecessor of the Company
- Any affiliated[1] issuer
- Any director, executive officer,[2] other officer participating in the offering, general partner or managing member of the Company
- Any beneficial owner[3] of 20% or more of any class of the Company's equity securities
- Any promoter[4] connected with the Company in any capacity at the time of the sale of securities
- Any investment manager of an issuer that is a pooled investment fund; any general partner or managing member of any such investment manager; and any director or executive officer of, or any other officer participating in the offering of, any such investment manager
- Any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities (a "compensated solicitor"); and any director, executive officer, general partner or managing member of, or any other officer participating in the offering of, any such compensated solicitor prior to May 14, 2016

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[1] An *affiliate* is a person or entity that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with, another person or entity.

[2] The term *executive officer* includes an issuer's president, any vice president in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function, and any other person who performs similar policy making functions for the issuer, including executive officers of an affiliate of the issuer if such executive officers perform policy making functions for the issuer.

[3] A *beneficial owner* of a security includes:

(i) any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares:

(a) voting power, which includes the power to vote, or to direct the voting of, such security; and/or

(b) investment power, which includes the power to dispose, or to direct the disposition of, such security.

(ii) any person who, directly or indirectly, creates or uses a trust, proxy, power of attorney, pooling arrangement or any other contract, arrangement or device with the purpose or effect of divesting such person of beneficial ownership; and

(iii) a person who has the right to acquire beneficial ownership of such security, as defined in clause (i) above, within sixty (60) days, including but not limited to any right to acquire: (a) through the exercise of any option, warrant or right, (b) through the conversion of a security, (c) pursuant to the power to revoke a trust, discretionary account, or similar arrangement, or (d) pursuant to the automatic termination of a trust, discretionary account or similar arrangement.

[4] The term *promoter* includes:

(i) any person who, acting alone or in conjunction with one or more other persons, directly or indirectly takes initiative in founding and organizing the business or enterprise of an issuer; or

(ii) any person who, in connection with the founding and organizing of the business or enterprise of an issuer, directly or indirectly receives in consideration of services or property, or both services and property, 10 percent or more of any class of securities of the issuer or 10 percent or more of the proceeds from the sale of any class of such securities. However, a person who receives such securities or proceeds either solely as underwriting commissions or solely in consideration of property shall not be deemed a promoter within the meaning of this paragraph if such person does not otherwise take part in founding and organizing the enterprise.

All persons coming within the definition of *promoter* in paragraph (i) of this definition may be referred to as *founders* or *organizers* or by another term provided that such term is reasonably descriptive of those persons' activities with respect to the issuer.

1. **Name, Address, Telephone Number and Email:**

Your full name:

Dave Girgenti

Please provide all previous, assumed or fictitious names or aliases:

David Girgenti

Business Address:	Home Address:
8 Old Salem Road, Cherry Hill, NJ 08034	8 Old Salem Road, Cherry Hill, NJ 08034
Business Telephone: 856-296-9454	Home Telephone: 856-296-9454
E-Mail Address: Dave@lifeblink.com	

2. **If you serve as a director, officer[5], or occupy any similar status or perform a similar function of the issuer, please provide the following information:**

Title: __Founder/CEO__ Dates of Service: __2007-2013__
Principal Occupation: __Marketing__
Employer: __Hero Network__
Employer's principal business: __Technology__

List all positions and offices with the issuer held and the period of time in which the you served in the position or office:

Position: __Founder/CEO__ Dates of Service: __2007-2012__
Responsibilities: __Oversaw the operations of the company.__

Position: __CMO__ Dates of Service: __2012-2014__
Responsibilities: __Developed Technology__

Position: _____ Dates of Service: _____
Responsibilities: _____

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[5] For the purposes of this Question 2, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: ___Magnum Marketing_____

Employer's principal business: ____Advertising_____

Title: _____CCO_____ Dates of Service: ___2015-Present_____

Responsibilities: _____Oversaw the creative content of the agency._____

Employer: _____

Employer's principal business: _____

Title: _____ Dates of Service: _____

Responsibilities: _____

Employer: _____

Employer's principal business: _____

Title: _____ Dates of Service: _____

Responsibilities: _____

[continued on the following page]

3. **Have you been convicted, within ten years before the filing of this offering or sale of the securities (or five years, in the case of issuers, their predecessors and affiliated issuers), of any felony or misdemeanor:**

    - in connection with the purchase or sale of any security;
    - involving the making of any false filing with the Securities and Exchange Commission (the "**SEC**"); or
    - arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor or paid solicitor of purchasers of securities?

    Yes.   If yes, please explain: _____

✓ No.

4. **Are you subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act or sale of the securities, that, at the time of such filing or `sale, restrains or enjoins you from engaging or continuing to engage in any conduct or practice:**

    - in connection with the purchase or sale of any security;
    - involving the making of any false filing with the SEC; or
    - arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser or paid solicitor of purchasers of securities?

    Yes.   If yes, please explain: _____

✓ No.

5. **Are you subject to a final order[6] of a state securities commission (or an agency of officer of a state performing like functions); a state authority that supervises or examines banks, savings associations, or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the Commodity Futures Trading Commission; or the National Credit Union Administration that:**

    - at the time of the filing of this offering statement or sale of the securities, bars you from:
        - association with an entity regulated by such commission, authority, agency or officer;
        - engaging in the business of securities, insurance or banking; or
        - engaging in savings association or credit union activities; or
    - constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative, or deceptive conduct entered within ten years before the date of the filing of this offering statement or sale of the securities?

    Yes.   If yes, please explain: _____

✓No.

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[6] A "final order" is a written directive or declaratory statement issued by a federal or state agency described in Rule 506(d)(1)(iii) under the Securities Act of 1933 or in Rule 503(a)(3) of Regulation Crowdfunding under applicable statutory authority that provides for notice and an opportunity for a hearing, which constitutes a final disposition or action by that federal or state agency.

6. **Are you subject to an order of the SEC entered pursuant to section 15(b) or 15B(c) of the Securities Exchange Act of 1934 (the "Exchange Act") or section 203(e) or 203(f) of the Investment Advisers Act of 1940 (the "Advisers Act") that, at the time of the filing of this offering statement or sale of the securities:**

    • suspends or revokes your registration as a broker, dealer, municipal securities dealer or investment adviser or funding portal;
    • places limitations on the activities, functions or operations of, or imposes civil money penalties on, such person; or
    • bars you from being associated with any entity or from participating in the offering of any penny stock?

    Yes.   If yes, please explain: _____

    ✓ No.

7. **Are you subject to any order of the SEC, entered within five years before the filing of this offering statement or sale of the securities, that, at the time of such such filing of this offering statement or sale, orders you to cease and desist from committing or causing a future violation of:**

    • any scienter-based anti-fraud provision of the federal securities laws, including, but not limited to, Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Advisers Act of 1940 or any other rule or regulation thereunder; or
    • Section 5 of the Securities Act.

    Yes.   If yes, please explain: _____

    ✓ No.

8. **Have you been suspended or expelled from membership in, or suspended or barred from association with a member of, a securities self-regulatory organization (e.g., a registered national securities exchange or a registered national or affiliated securities association) for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**

    Yes.   If yes, please explain: _____

    ✓ No.

9. **Have you filed (as a registrant or issuer), or were you named as an underwriter in any registration statement or Regulation A offering statement filed with the SEC that, within five years before the filing of this offering statement or sale of the securities, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is, at the time of the filing of this offering statement or sale of the securities, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**

    Yes.   If yes, please explain: _____

    ✓ No.

10. Are you subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act or sale of the securities, or are you, at the time of the filing of this offering statement or sale of the securities, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Yes.   If yes, please explain: _____

✓No.

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 14, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

[Signature Page Follows]

By signing below, I acknowledge and agree to the following: (1) the Company may rely upon the information provided in this Questionnaire and (2) the SEC may require the Company to publicly disclose the information provided in this Questionnaire, and I consent to such public disclosure.

If any information furnished by me in this Questionnaire becomes inaccurate, incomplete <u>or otherwise changes</u>, I will promptly advise the Company to that effect and furnish any supplementary information that may be appropriate as a result of any developments, including the passage of time and any new relationships that may develop in the future.

The foregoing answers are correctly and fully stated to the best of my knowledge, information and belief after a reasonable investigation.

__April 29, 2016_____

Date

_____*Dave Girgenti*_____

Signature

*Print Name:*___Dave Girgenti_____